Foreign Exchange Structuring

Filed Pursuant to Rule 433
Registration No. 333-134553

Double Conditional Range Note

(“6-Month EUR/USD and USD/MXN Range Note”)	Preliminary Terms and Conditions
100% Principal-Protected	December 04, 2006
Contact: +1 (212) 526 5641

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term. Alternatively, Lehman Brothers Inc. or any other dealer participating in the offering will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative, such other dealer or 1-888-603-5847.

Summary Description

This note enables an investor to take a view on the trading range of the EUR/USD spot exchange rate (the EUR Reference Exchange Rate) and the trading range of the USD/MXN spot exchange rate (the MXN Reference Exchange Rate). The investor will receive a return of [7.00-8.00]% on the Maturity Date (equivalent to a [14.00-16.00]% per annum return) if the EUR Reference Exchange Rate as observed on the continuous trading EBS (Electronic Broking Service) Spot Dealing System (the Continuously Observed EUR Rate) has traded strictly within the EUR Reference Range and the MXN Reference Exchange Rate as observed on the continuous trading Reuters DealingLink Spot Dealing System (the Continuously Observed MXN Rate) has traded strictly within the MXN Reference Range, in each case from and including 10:00 a.m. EST on the Start Date to but excluding 10:00 a.m. EST on the End Date (the Observation Period). If the Continuously Observed EUR Rate trades outside the EUR Reference Range (or on either of the EUR Reference Range boundaries) or the Continuously Observed MXN Rate trades outside the MXN Reference Range (or on either of the MXN Reference Range boundaries) at any time during the Observation Period, then the investor would receive zero return on the notes. The notes are 100% principal protected if held to maturity.

Issuer	Lehman Brothers Holdings Inc. (A1, A+, A+)

Issue Size	[TBD]

Issue Price	100%

Principal Protection	100%

Trade Date	[TBD]

Issue Date	Trade Date + [4] Business Days

Start Date	Trade Date

End Date	Maturity Date — [4] Valuation Business Days

Maturity Date	Issue Date + [6] Months

Reference Currencies	Euro (EUR) and Mexican Peso (MXN)

Redemption Amount	A single U.S. dollar payment on the Maturity Date equal to the principal amount of each note, plus the Additional Amount, if any

Additional Amount	A single U.S. dollar amount equal to the principal amount of each note multiplied by:

[7.0%-8.0%]

if, at all times during the Observation Period, (a) the Continuously Observed EUR Rate trades strictly within the EUR Reference Range AND (b) the Continuously Observed MXN Rate has traded strictly within the MXN Reference Range;

OR

0%

if, at any time during the Observation Period, EITHER (a) the Continuously Observed EUR Rate trades outside the EUR Reference Range (or on either the EUR Range Lower Boundary or the EUR Range Upper Boundary) OR (b) the Continuously Observed MXN Rate trades outside the MXN Reference Range (or on either the MXN Range Lower Boundary or the MXN Range Upper Boundary).

Observation Period	The period from and including 10:00 a.m. EST on the Start Date to but excluding 10:00 a.m. EST on the End Date.

EUR Reference Exchange Rate	The spot exchange rate for the Euro quoted against the U.S. dollar expressed as the number of USD per 1 EUR.

Continuously Observed EUR Rate

At any time on any day during the Observation Period, the most recent traded EUR Reference Exchange Rate observed on the continuous trading EBS (Electronic Broking Service) Spot Dealing System (subject to the occurrence of a Disruption Event or Continuous Observation Unavailability Event).

EUR Reference Range	From (but excluding) the EUR Range Lower Boundary to (but excluding) the EUR Range Upper Boundary

EUR Initial Fixing (EIF)	The EUR Reference Exchange Rate observed on the Start Date in accordance with the Settlement Rate Option (RIF on December 4, 2006, would have been equal to 1.3308)

EUR Range Lower Boundary	EIF - 0.0750 (Range Lower Boundary on December 4, 2006, would have been 1.2558)

EUR Range Upper Boundary	EIF + 0.0750 (Range Upper Boundary on December 4, 2006 would have been 1.4058)

MXN Reference Exchange Rate	The spot exchange rate for the Reference Currency quoted against the U.S. dollar expressed as the number of MXN per 1 USD.

Continuously Observed MXN Rate

At any time on any day during the Observation Period, the most recent traded MXN Reference Exchange Rate observed on the continuous trading Reuters DealingLink Spot Dealing System (subject to the occurrence of a Disruption Event or Continuous Observation Unavailability Event).

MXN Reference Range	From (but excluding) the MXN Range Lower Boundary to (but excluding) the MXN Range Upper Boundary

MXN Initial Fixing (MIF)	The MXN Reference Exchange Rate observed on the Start Date in accordance with the Settlement Rate Option (RIF on December 4, 2006, would have been equal to 10.9860)

MXN Range Lower Boundary	MIF - 0.5500 (Range Lower Boundary on November 17, 2006, would have been 10.4360)

MXN Range Upper Boundary	MIF + 0.5000 (Range Upper Boundary on November 20, 2006 would have been 11.4860)

Business Day	New York

Business Day Convention	Following

Disruption Event

If a Disruption Event occurs with respect to a Reference Currency on any day during the Observation Period to but excluding the earlier of (a) 10:00 a.m. EST on the End Date and (b) the time on any day at which either the Continuously Observed EUR Rate first trades outside the EUR Reference Range (or on either the EUR Range Lower Boundary or EUR Range Upper Boundary) or the Continuously Observed MXN Rate first trades outside the MXN Reference Range (or on either the MXN Range Lower Boundary or MXN Range Upper Boundary), and for so long as such Disruption Event is continuing, the Continuously Observed EUR Rate or Continuously Observed MXN Rate, as applicable, for the affected Reference Currency for each such day will be the single EUR Reference Exchange Rate or MXN Reference Exchange Rate, as applicable, determined by the Calculation Agent in accordance with the Fallback Rate Observation Methodology, as defined under “Description of the Notes—Currency-Indexed Notes” in the prospectus supplement dated May 30, 2006 for the Issuer’s Medium Term Notes, Series I.

A “Disruption Event” means any of the following events, as determined in good faith by the Calculation Agent:

	(A)	the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible the conversion of the Reference Currency into USD through customary legal channels; or

	(B)	the occurrence of any event causing the Reference Exchange Rate to be split into dual or multiple currency exchange rates.

Continuous Observation Unavailability Event

If a Continuous Observation Unavailability Event occurs with respect to a Reference Currency on any day during the Observation Period to but excluding the earlier of (a) 10:00 a.m. EST on the End Date and (b) the time on any day at which the Continuously Observed EUR Rate first trades outside the EUR Reference Range (or on either the EUR Range Lower Boundary or EUR Range Upper Boundary) or the Continuously Observed MXN Rate first trades outside the MXN Reference Range (or on either the MXN Range Lower Boundary or MXN Range Upper Boundary), and for so long as such Continuous Observation Unavailability Event is continuing, the Continuously Observed EUR Rate or the Continuously Observed MXN Rate, as applicable, for the affected Reference Currency for each such day will be the single daily EUR Reference Exchange Rate or MXN Reference Exchange Rate, as applicable, determined by the Calculation Agent in accordance with the Settlement Rate Option on that day (subject to the occurrence of a Settlement Rate Option Unavailability Event).

A “Continuous Observation Unavailability Event” means, as determined in good faith by the Calculation Agent, (a) with respect to EUR, the Continuously Observed EUR Rate being unavailable, or the occurrence of an event (other than an event constituting a Disruption Event) that generally makes it impossible to obtain the Continuously Observed EUR Rate, on the EBS Spot Dealing System; and (b) with respect to MXN, the Continuously Observed MXN Rate being unavailable, or the occurrence of an event (other than an event constituting a Disruption Event) that generally makes it impossible to obtain the Continuously Observed MXN Rate, on the Reuters DealingLink Spot Dealing System.

Settlement Rate Option Unavailability Event

If a Settlement Rate Option Unavailability Event is in effect on any day during the Observation Period on which the EUR Reference Exchange Rate or MXN Reference Exchange Rate is to be observed in accordance with the Settlement Rate Option pursuant to Continuous Observation Unavailability Event above, the Calculation Agent will determine the EUR Reference Exchange Rate or MXN Reference Exchange Rate, as applicable, in accordance with the Fallback Rate Observation Methodology as defined under “Description of the Notes—Currency-Indexed Notes” in the

prospectus supplement dated May 30, 2006 for the Issuer’s Medium Term Notes, Series I.

A “Settlement Rate Option Unavailability Event” means, as determined in good faith by the Calculation Agent, the EUR Reference Exchange Rate or the MXN Reference Exchange Rate, as applicable, being unavailable, or the occurrence of an event (other than an event constituting a Disruption Event) that generally makes it impossible to obtain the EUR Reference Exchange Rate or the MXN Reference Exchange Rate, as applicable, in accordance with the Settlement Rate Option on such day.

Settlement Rate Option and Valuation Business Day:	Reference Currency	Screen Reference	Valuation Business Day
	EUR	1FED	New York
	MXN	USDMXNFIX=	Mexico City

For further information concerning the Settlement Rate Option and Valuation Business Day, see “Description of the Notes—Currency-Indexed Notes” in, and Appendix A to, the prospectus supplement dated May 30, 2006 for the Issuer’s Medium Term Notes, Series I.

Calculation Agent	Lehman Brothers Inc.

Underwriter	Lehman Brothers Inc.

Identifier	CUSIP:	[TBD]
	ISIN:	[TBD]
Settlement System	DTC

Listing	Not Applicable

Denominations	USD 1,000 and whole multiples of USD 1,000

Issue Type	US MTN

Certain United States Federal Income Tax Consequences

It is expected that the notes will be treated as short-term debt securities as described under “United States Federal Income Tax Consequences—Debt Securities—Short-Term Debt Securities” in the prospectus dated May 30, 2006. No statutory, judicial or administrative authority directly addresses the treatment of such notes or instruments similar thereto for U.S. federal income tax purposes, and no ruling will be requested from the Internal Revenue Service with respect to the notes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in such notes are uncertain. Any differing treatment could affect the amount, timing, and character of income with respect to the notes.

It is not clear to what extent holders required to accrue discount will be required to accrue income with respect to the notes or the extent to which any gain realized by holders on the sale, exchange or maturity of the notes would be treated as capital gain or ordinary income. Gain realized by a holder who has held the notes during their entire term to maturity is likely to be treated as ordinary income. Any loss realized by such holder upon maturity would likely be treated as capital loss, except possibly to the extent of amounts, if any, previously included in income. Holders should consult their tax advisors regarding the proper treatment of amounts paid in respect of the notes.

Historical Exchange Rate

The following chart shows the spot exchange rates for EUR/USD, expressed as the amount of USD per one EUR, and for USD/MXN, expressed as the amount of MXN per one USD, at the end of each week in the period from the week ending November 28, 2003 to the week ending December 1, 2006, using historical data obtained from Reuters; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data. The historical data on the EUR/USD and USD/MXN spot exchange rates are not necessarily indicative of the future performance of the EUR/USD or USD/MXN spot exchange rates or what the value of the notes may be. In addition, whether the Additional Amount is payable on the Maturity Date is determined based on individual EUR/USD trades observed on the continuous trading EBS Spot Dealing System (the Continuously Observed EUR Rate) and individual USD/MXN trades observed on the continuous trading Reuters DealingLink Spot Dealing System (the Continuously Observed MXN Rate) falling strictly within the EUR Reference Range and MXN Reference Range, respectively, during the Observation Period. Individual EUR/USD and USD/MXN trades over the course of time will vary higher and lower than the weekly exchange rates shown in the respective following charts. Fluctuations in exchange rates make it difficult to predict whether the Additional Amount will be payable on the Maturity Date. Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.

Hypothetical Redemption Amount Payment Example

The following Redemption Amount payment examples for this note show scenarios for the Redemption Amount that will be payable on the notes, based on hypothetical trading ranges for the Continuously Observed EUR Rate and Continuously Observed MXN Rate during a hypothetical Observation Period. The following graph also assumes a hypothetical EUR Initial Fixing of 1.3308 and a hypothetical MXN Initial Fixing of 10.9860, and based on these values, a hypothetical (a) EUR Reference Range from (but excluding) a EUR Range Lower Boundary of 1.2558 (equal to the EUR Initial Fixing - 0.0750) to (but excluding) a EUR Range Upper Boundary of 1.4058 (equal to the EUR Initial Fixing + 0.0750), a total range width of 0.1500; and (b) MXN Reference Range from (but excluding) a MXN Range Lower Boundary of 10.4360 (equal to the MXN Initial Fixing - 0.5500) to (but excluding) a MXN Range Upper Boundary of 11.4860 (equal to the MXN Initial Fixing + 0.5000), a total range width of 1.0500. The following payment examples also assume that the Additional Amount payable on the Maturity Date (provided that the Continuously Observed EUR Rate has traded strictly within the EUR Reference Range and that the Continuously Observed MXN Rate has traded strictly within the MXN Reference Range during the Observation Period) is set at 7.00% times the principal amount of the notes.

The hypothetical EUR Initial Fixing and MXN Initial Fixing (and the resulting EUR Reference Range and MXN Reference Range), as well as the trading ranges for the Continuously Observed EUR Rate and the Continuously Observed MXN Rate, have been chosen arbitrarily for the purpose of these examples, are not associated with Lehman Brothers Research forecasts for EUR/USD or USD/MXN exchange rates, and should not be taken as indicative of the future performance of the Continuously Observed EUR Rate or the Continuously Observed MXN Rate. The actual EUR Initial Fixing and MXN Initial Fixing will be determined on the Start Date in accordance with the Settlement Rate Option, and the EUR Reference Range and MXN Reference Range will be determined on the Start Date based on those values.

If the Continuously Observed EUR Rate was to trade strictly between (and not equal to) 1.2558 and 1.4058 and the Continuously Observed MXN Rate was to trade strictly between (and not equal to) 10.4360 and 11.4860 at all times during the Observation Period, the investor would receive on the Maturity Date a Redemption Amount equal to 107.0% of the principal amount of notes held by that investor (a return of 7.0%). However, if either the Continuously Observed EUR Rate was to trade outside the EUR Reference Range (or equal to the EUR Range Lower Boundary or EUR Range Upper Boundary) or the Continuously Observed MXN Rate was to trade outside the MXN Reference Range (or equal to the MXN Range Lower Boundary or MXN Range Upper Boundary) at any time during the Observation Period, the Additional Amount would be zero, even if the other Reference Currency remained strictly within its Reference Range.

For example, if the Continuously Observed EUR Rate was to trade between 1.2400 and 1.3400, or between 1.3000 and 1.4200, or if the Continuously Observed MXN Rate was to trade between 10.3050 and 11.2000, or between 10.8000 and 11.6500, during the Observation Period (i.e., at some point during the Observation Period either the Continuously Observed EUR Rate trades at or below the applicable EUR Range Lower Boundary or at or above the applicable EUR

Range Upper Boundary or the Continuously Observed MXN Rate trades at or below the applicable MXN Range Lower Boundary or at or above the applicable MXN Range Upper Boundary), the Additional Amount would be zero, and the investor would receive on the Maturity Date only the principal amount of the notes held by that investor, with no additional return.